EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	Six months	Year ended	Year ended	Year ended	Year ended	Year ended
	ended June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2002	2001	2000
Fixed Charges:

Interest expense on indebtedness (including amortization of debt expense and discount)	$9,412	$22,868	$23,723	$23,746	$24,638	$22,088

Interest expense on portion of rent expense representative of interest	8,621	9,089	7,604	7,206	6,159	3,251

Total Fixed Charges	$18,033	$31,957	$31,327	$30,952	$30,797	$25,339

Earnings (Loss):
Net loss before provision for income taxes and cumulative effect of change in accounting principle	$(115,568)	$(242,898)	$(185,324)	$(219,716)	$(117,152)	$(235,331)

Fixed Charges per above	18,033	31,957	31,327	30,952	30,797	25,339

Total Earnings (Loss)	$(97,535)	$(210,941)	$(153,997)	$(188,764)	$(86,355)	$(209,992)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—
Coverage deficiency	$(115,568)	$(242,898)	$(185,324)	$(219,716)	$(117,152)	$(235,331)

(1)(2)(3)(4)

(1)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.

(2)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.

(3)	The Company’s Coverage deficiency for 2001 includes charges aggregating $26,208 arising from the Company’s impairment charge relating to its investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively.

(4)	The Company’s Coverage deficiency for 2000 includes charges aggregating $184,868 arising from purchased in-process research and development and debt conversion expenses of $134,050 and $50,818, respectively.